Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tuya Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Tuya Inc.
塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(HKEX Stock Code: 2391)
(NYSE Stock Ticker: TUYA)

(1) PROPOSED GRANT OF GENERAL MANDATE TO
(I) ISSUE SHARES AND/OR ADSs AND
(II) SELL AND/OR TRANSFER TREASURY SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE
TO REPURCHASE SHARES AND/OR ADSs;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
(5) PROPOSED ADOPTION OF THE 2024 SHARE SCHEME;
(6) POSSIBLE MAJOR TRANSACTION MANDATE IN RELATION
TO THE POTENTIAL TREASURY SECURITIES ACQUISITIONS;
AND
(7) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 10 to 40 of this circular.

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 20, 2024. The AGM will commence at 3:00 p.m. (Hong Kong time). Notice convening the above are set out on pages 59 to 66 of this circular, respectively. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com).

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the AGM by no later than 3:00 p.m., Hong Kong time on Monday, June 17, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

*            For identification purpose only

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	10

1.	INTRODUCTION	10
2.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER OF TREASURY SHARES	11
3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs	12
4.	PROPOSED RE-ELECTION OF DIRECTORS	12
5.	PROPOSED RE-APPOINTMENT OF AUDITOR	13
6.	PROPOSED ADOPTION OF THE 2024 SHARE SCHEME	13
7.	THE ACQUISITION MANDATE AND POTENTIAL TREASURY SECURITIES ACQUISITIONS	32
8.	THE AGM AND PROXY ARRANGEMENT	38
9.	DOCUMENTS ON DISPLAY	39
10.	RECOMMENDATIONS	39
11.	RESPONSIBILITY STATEMENT	39
12.	FURTHER INFORMATION	40

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2015 Equity Incentive Plan”	the equity incentive plan our Company adopted on December 23, 2014, as amended from time to time

“2024 Share Scheme”	the 2024 share scheme proposed to be adopted at the AGM, a summary of the principal terms of which is set out in this circular

“Acquisition Mandate”	an advanced specific mandate proposed by the Directors in order to seek Shareholders’ approval to authorize and empower the Board during the Mandate Period to conduct the Potential Treasury Securities Acquisitions (and in association with such Acquisition Mandate, redemption of Treasury Securities upon maturity) upon the terms set out in this circular provided that the Maximum Acquisition Amount shall not be exceeded

“Acquisitions”	collectively, the Previous Acquisitions and the Potential Treasury Securities Acquisitions

“Actual Selling Price”	an amount that is equal to the actual price at which the Award Shares are sold (net of brokerage, Stock Exchange trading fee, the Securities and Futures Commission of Hong Kong transaction levy, the Accounting and Financial Reporting Council transaction levy and any other applicable costs) on vesting of an Award pursuant to the 2024 Share Scheme or in the case of a vesting when there is an event of reorganization of the Company as set out in the paragraph headed “Effects of Reorganization of Capital Structure of the Company” in the Letter from the Board of this circular, the consideration receivable under the related scheme or offer

“Adoption Date”	has the meaning ascribed to it in the section headed “Duration” in page 17 of this circular

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share as amended from time to time

“ADS Record Date”	May 21, 2024 (New York time)

DEFINITIONS

“AGM”	the annual general meeting of the Company to be convened on Thursday, June 20, 2024 at 3:00 p.m. (Hong Kong time), to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 59 to 66 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Award”	an Option or an award granted by the Board (or the Scheme Administrator) to a Selected Participant pursuant to the 2024 Share Scheme, which may vest in the form of Award Shares and/or the Actual Selling Price of the Award Shares in cash, as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules

“Award Letter”	has the meaning ascribed to it in the section headed “Award Letter and Notification of Grant” in page 21 of this circular

“Award Shares”	collectively, (i) the Class A Ordinary Shares and/or (ii) ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed in lieu of Class A Ordinary Shares in settlement of any Award, in each case, as (i) issued to a Selected Participant, or (ii) transferred to a Selected Participant by the Company (through any transfer out of treasury), or (iii) transferred to, or held on trust for, a Selected Participant by the trustee pursuant to the exercise of an Award

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System, a securities settlement system established and operated by the HKSCC

DEFINITIONS

“change in ADS ratio”	a change in the ratio of ADS(s) representing Class A Ordinary Share(s)

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per Share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	Class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consultation Conclusions”	the Conclusions on the Consultation Paper on Proposed Amendments to Listing Rules relating to Treasury Shares published by the Stock Exchange on April 12, 2024

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Corporate Governance Committee”	the corporate governance committee of the Board

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Eligible Person(s)”	(i) any Employee Participant and (ii) any Service Provider

“Employee Participant”	any person who is (i) an employee (whether full-time or part-time employee) or (ii) a director (including any executive director, non-executive director or independent non-executive director) of any member of the Group, including persons who are granted Awards under the 2024 Share Scheme as an inducement to enter into employment contract with any member of the Group, and for the avoidance of doubt, a Selected Participant shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant member of the Group; or (b) a transfer of employment amongst the members of the Group, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment

“Exchange Act”	the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder, and any reference to a provision in the Exchange Act shall include any successor provision thereto

“Exercise Price”	the price per Award Share at which a Selected Participant may subscribe for upon the exercise of an Option

“FDIC”	the Federal Deposit Insurance Corporation, an independent agency created by the U.S. Congress

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HKSCC”	the Hong Kong Securities Clearing Company Limited

DEFINITIONS

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	third party(ies) independent of the Company and its connected persons (as defined under the Listing Rules)

“Individual Limit”	has the meaning ascribed to it in the section headed “Individual Limit” in page 19 of this circular

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 42 of this circular

“IoT”	the connection of physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks

“Issuance and Resale Mandate”	has the meaning ascribed to it in the section headed “2. Proposed Grant of General Mandate to (I) Issue Shares and/or ADSs and (II) Sell and/or Transfer Treasury Shares” in page 11 of this circular

“Latest Practicable Date”	May 11, 2024, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on July 5, 2022

“Listing Date”	the date on which the Class A Ordinary Shares are listed and on which dealings in the Class A Ordinary Shares are first permitted to take place on the Stock Exchange, which is Tuesday, July 5, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

DEFINITIONS

“Mandate Period”

the period from the passing of an ordinary resolution in relation to the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate) by the Shareholders at the AGM until the earlier of:

(i)       the expiration of the twelve (12) months period; and

(ii)      the date on which the authority set out in the ordinary resolution has been revoked or varied by an ordinary resolution of the Shareholders in a general meeting

“Maximum Acquisition Amount”	US$400,000,000, being the maximum amount of the Treasury Securities to be acquired by the Group pursuant to the Acquisition Mandate; and for the avoidance of doubt, excludes any amount of the Treasury Securities acquired by the Group prior to the approval of the Acquisition Mandate by the Shareholders at the AGM

“May 14 Announcement”	the announcement of the Company dated May 14, 2024 in relation to the Previous Acquisitions

“Memorandum” or “Memorandum of Association”	the ninth amended and restated memorandum of association of the Company adopted by a special resolutions of the Shareholders of the Company on November 1, 2022 and effective on November 1, 2022

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules

“Mr. Chen”	Mr. CHEN Liaohan (陳燎罕), our founder, an executive Director, co-chairman of the Board, president of the Company, and one of the controlling shareholders of the Company

“Mr. Wang”	Mr. WANG Xueji (王學集), our founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of the controlling shareholders of the Company

“Mr. Zhou”	Mr. ZHOU Ruixin (周瑞鑫), our co-founder and one of the controlling shareholders of the Company

“Nomination Committee”	the nomination committee of the Board

DEFINITIONS

“NYSE” or “New York Stock Exchange”	the New York Stock Exchange

“Option”	a right to subscribe for such number of Award Shares during the Option Period at the Exercise Price as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules

“Option Period”	has the meaning ascribed to it in the section headed “Option Period” in page 22 of this circular

“PaaS”	platform as a service, a category of cloud computing services that provides a platform and environment to allow developers to build applications over the Internet

“Potential Treasury Securities Acquisition(s)”	the potential acquisition(s) of the Treasury Securities subject to the Maximum Acquisition Amount in the open market transactions by the Group during the Mandate Period

“Previous Acquisitions”	has the meaning ascribed to it in the May 14 Announcement

“Previous Securities”	has the meaning ascribed to it in the May 14 Announcement

“Proposed Amendments to the Listing Rules”	the amendments to the Listing Rules to take effect on June 11, 2024, as set forth in Appendix IV to the Consultation Conclusions

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “3. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in page 12 of this circular

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“Scheme Administrator”	the committee of the Board or person(s) to which the Board has delegated its authority (as applicable) to administer the 2024 Share Scheme

DEFINITIONS

“Scheme Limit”	has the meaning ascribed to it in the section headed “Scheme Limit” in page 17 of this circular

“Scheme Rules”	the scheme rules of 2024 Share Scheme, as amended from time to time

“Selected Participant”	any Eligible Person approved for participation in the 2024 Share Scheme and who has been granted any Award

“Seller(s)”	the ultimate seller(s) of Treasury Securities, which shall be Independent Third Party(s)

“Service Provider(s)”	any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group. Service Provider may include persons who work for the Group as independent contractors where the continuity and frequency of their services are akin to those of employees (but excluding any placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and any professional service providers who provide assurance or who are required to perform their services with impartiality and objectivity)

“Service Providers Limit”	has the meaning ascribed to it in the section headed “Service Providers Limit” in page 18 of this circular

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Share Record Date”	May 21, 2024 (Hong Kong time)

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires (treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company; and for the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong, as amended, supplemented or otherwise modified from time to time

“Treasury Securities(s)”	U.S. treasury securities, being treasury bills and treasury notes, which are short-term to medium-term in nature

“treasury shares”	has the meaning ascribed to it in the Proposed Amendments to the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“Tuya HK”	Tuya (HK) Limited, a limited liability company incorporated under the laws of Hong Kong on September 12, 2014, and a subsidiary of the Company

“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“weighted voting right”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Tuya Inc.
塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(HKEX Stock Code: 2391)
(NYSE Stock Ticker: TUYA)

Executive Directors:	Registered Office:
Mr. WANG Xueji (Co-chairman)	PO Box 309
Mr. CHEN Liaohan (Co-chairman)	Ugland House
Mr. YANG Yi	Grand Cayman, KY1-1104
Ms. LIU Yao	Cayman Islands

Independent Non-executive Directors:	Headquarters and Principal Place of Business in the PRC
Mr. HUANG Sidney Xuande	Huace Center, Building A, 10/F
Mr. QIU Changheng	Xihu District, Hangzhou City
Mr. KUOK Meng Xiong	Zhejiang Province, 310012
(alias GUO Mengxiong)	China
Mr. YIP Pak Tung Jason
Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

May 21, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO
(I) ISSUE SHARES AND/OR ADSs AND
(II) SELL AND/OR TRANSFER TREASURY SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE
TO REPURCHASE SHARES AND/OR ADSs;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
(5) PROPOSED ADOPTION OF THE 2024 SHARE SCHEME;
(6) POSSIBLE MAJOR TRANSACTION MANDATE IN RELATION
TO THE POTENTIAL TREASURY SECURITIES ACQUISITIONS;
AND
(7) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;

*            For identification purpose only

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors;

(d)	the proposed re-appointment of auditor of the Company;

(e)	the proposed adoption of the 2024 Share Scheme; and

(f)	the proposed Potential Treasury Securities Acquisition(s) (including the grant of the Acquisition Mandate).

2.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER OF TREASURY SHARES

The Consultation Conclusions has proposed amendments to the Listing Rules which sought to govern the resale of treasury shares by an issuer in the same manner as the Listing Rules that currently apply to an issue of new shares.

Upon the Proposed Amendments to the Listing Rules as to treasury shares coming into effect on June 11, 2024, in order to give the Company the flexibility to (i) issue Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to (i) allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and (ii) sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued and outstanding Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. The Company did not hold any treasury shares as at the Latest Practicable Date.

Subject to the approval of the Shareholders, the Company will only utilize the Issuance and Resale Mandate to sell and/or transfer any Shares out of treasury and held as treasury shares after the Proposed Amendments to the Listing Rules come into effect on June 11, 2024. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 114,918,519 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares, sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 57,459,259 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Corporate Governance Code set out in Appendix C1 of the Listing Rules and the Articles of Association, Mr. WANG Xueji, Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) will retire at the AGM and, being eligible, will offer themselves for re-election as Directors at the AGM.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the independence of the independent non-executive Directors. Each of Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong), the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on independence of Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) and considered that each of Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) is independent in accordance with the independence guidelines set out in the Listing Rules and the requirements of Section 303A of the Corporate Governance Rules of the NYSE, and are satisfied with contribution of Mr. WANG Xueji, Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of Mr. WANG Xueji, Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of Mr. WANG Xueji, Mr. HUANG Sidney Xuande and Mr. KUOK Meng Xiong (alias GUO Mengxiong) (being Directors to offer themselves for re-election) are set out in Appendix II to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2024.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	PROPOSED ADOPTION OF THE 2024 SHARE SCHEME

The 2015 Equity Incentive Plan was adopted by the Company on December 23, 2014 and is valid for a period of 10 years commencing from the date of adoption, subject to early termination.

LETTER FROM THE BOARD

Save for the 2015 Equity Incentive Plan, the Company had no other subsisting share schemes which have not been expired as at the Latest Practicable Date.

The amendments of Chapter 17 of the Listing Rules have taken effect from January 1, 2023. Additionally, in April 2024, the Stock Exchange published its Consultation Conclusions on the Proposed Amendments to the Listing Rules to remove the requirement to cancel repurchased shares and to adopt a framework in the Listing Rules to govern the resale of treasury shares, which come into effect from June 11, 2024. In this connection, the Company proposes to terminate the 2015 Equity Incentive Plan and adopt the 2024 Share Scheme. The provisions of the 2024 Share Scheme will comply with the requirements of Chapter 17 of the Listing Rules which has taken effect from January 1, 2023, as well as the Proposed Amendments to the Listing Rules with respect to treasury shares coming into effect from June 11, 2024.

A summary of the principal terms of the 2024 Share Scheme is set out below.

Purposes of the 2024 Share Scheme

The purposes of the 2024 Share Scheme are (i) to align the interests of Eligible Persons with those of the Group through ownership of Award Shares, dividends and other distributions paid on Award Shares and/or the increase in value of the Award Shares; and (ii) to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

The Company believes that the terms of the 2024 Share Scheme will provide it with flexibility in setting the terms and conditions of the Awards which are the most appropriate taking into account the individual circumstances of the relevant Eligible Persons and therefore can facilitate the Company’s aim to align the interests of Eligible Persons with those of the Group and to encourage and retain them to make contributions to the long-term development of the Group, and hence aligns with the purpose of the 2024 Share Scheme.

The Company may issue new Class A Ordinary Shares (and/or ADSs) or utilize treasury shares (if any) to satisfy grant(s) of the Award(s) under the 2024 Share Scheme.

Participants of the 2024 Share Scheme and the Basis of Determining the Eligibility of Participants

The Eligible Persons who may be selected to become a participant of the 2024 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an Employee Participant and (ii) a Service Provider, who the Board or the Scheme Administrator considers, in its sole discretion, to have contributed or will contribute to the Group. No individual who is resident in a place where the grant, acceptance or vesting of an Award pursuant to the 2024 Share Scheme is not permitted under the laws or regulations of such place or where, in the view of the Board or the Scheme Administrator, compliance with applicable laws or regulations in such place make it necessary or expedient to exclude such individual, shall be entitled to participate in the 2024 Share Scheme.

LETTER FROM THE BOARD

In determining the basis of eligibility of each Eligible Person, the Board (or the Scheme Administrator) may take into consideration matters including (but not limited to) the present and potential contribution of the relevant Eligible Person to the Group.

i.	Employee Participant and the Basis of Eligibility

In the case of Employee Participants, assessing factors include, among others, time commitment, responsibilities or employment conditions according to the prevailing market practice and industry standard, and the length of engagement with the Group.

ii.	Service Provider and the Basis of Eligibility

A Service Provider is any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group. Service Provider may include but not limited to:

(i)	any supplier (such as sales consultants and marketing personnels who provide sales and marketing related services to acquire new customers, expand the Group’s market presence and influences, and support the cooperations with the Group’s partners, technical engineers who provide software and smart device related technical services to the Group’s research and development activities or platforms, or general professionals and consultants who advises on the management of the Group from time to time) or business partner (including joint venture partners or other contractual parties) who, or are anticipated to be going forward, significant to the Group’s business or otherwise will contribute significantly to the development of the Group’s financial or business performance; or

(ii)	any independent contractor, consultant, agent and/or advisors who (a) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services, strategic or commercial planning services to the Company, where the continuity and frequency of their services are akin to those of employees, or (b) provides advisory services and consultancy services after stepping down from an employment or director position with the Group where the continuity and frequency of their services are akin to those of employees, excluding any placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and any professional service providers who provide assurance or who are required to perform their services with impartiality and objectivity.

LETTER FROM THE BOARD

In assessing a Service Provider’s eligibility as Selected Participant, the Board (including the independent non-executive Directors) may also take into account a range of factors, including among others:

(i)	the scale of their business dealings with the Group (in terms of fees payable to them, where applicable);

(ii)	the length of business relationships between them and the Group;

(iii)	the performance of the relevant person or entity as a Service Provider, including the quality of their services previously provided to the Group;

(iv)	their contributions to the profits and/or business development of the Group and potential contributions to be made to the Group in light of their experience, qualifications, know-how and/or network, market conditions of the services that they provide to the Group;

(v)	the scarcity of their services which may therefore justify compensation in the long run;

(vi)	the possibility of developing a long term business relationship with such person as a Service Provider, to secure the supply of quality services for the Group, which may avoid replacement cost and reduce transaction cost in the long run;

(vii)	the positive impact they have brought to the Group’s business development; and

(viii)	such other factors as the Board (including the independent non-executive Directors) may at its discretion considers appropriate,

and in assessing whether the Service Provider provides services to the Group on a continuing and recurring basis, the Board (including the independent non-executive Directors) may take into consideration the length and type of services provided and the recurrences and regularity of such services, and benchmark such metrics against the performance of the employees, officers and directors of the Group to whom the Group provides equity incentives, while also taking into account the purposes of the 2024 Share Scheme and the objectives in engaging the Service Provider.

The Company believes that grant of Awards to Service Providers would not only align the interest of the Group with them but also provide incentive and reward for (i) their participant and involvement in promotion the business of the Group, (ii) their joint and collaborate efforts in co-creating value for the Group’s customers, and (iii) maintaining a good and long-term relationship with the Group. In particular, as the Company considers that general professionals and consultants who advises on the management of the Group from time to time) frequently and on a continuing basis are akin to employees of the Group, the inclusion of such category of Eligible Persons to the 2024 Share Scheme serves to achieve the aforesaid purposes. The Company believes that through the grant of Awards, such Eligible Persons will have a common goal as the Group in the development of the Group’s business and therefore aligns with the purpose of the 2024 Share Scheme.

LETTER FROM THE BOARD

View of Independent Non-executive Directors on Inclusion of Service Provider as Eligible Persons

The Board (including the independent non-executive Directors) is of the view that the proposed inclusion of a Service Provider of the Group whom the Board or Scheme Administrator considers, in their sole discretion, have contributed or will contribute to the Group as Eligible Persons under the 2024 Share Scheme would induce and provide further incentive to both current and future Service Providers of the Group to contribute to the development and success of the Group, and is in line with the modern commercial practice with reference to other companies listed on the Stock Exchange to include participants, such as Service Providers of the Group, to be given incentives to work towards enhancing the value and attaining the long-term objectives of the Company and for the benefit of the Group as a whole.

Accordingly, the Board (including the independent non-executive Directors) considers (i) the inclusion of Service Providers as participants is in line with the Group’s business needs and the industry norm, aligns with the purpose of the 2024 Share Scheme and is in the long term interests of the Company and its Shareholders; and (ii) the criteria for the selection of Eligible Persons and the terms of the grants align with the purpose of the 2024 Share Scheme.

Duration

The 2024 Share Scheme shall be valid and effective for the period of ten years from June 20, 2024 (the “Adoption Date”), and thereafter for so long as there are any unvested Award granted under the 2024 Share Scheme prior to the expiration of the 2024 Share Scheme, in order to give effect to the vesting of such Award or otherwise as may be required in accordance with the provisions of the Scheme Rules. For the avoidance of doubt, Options granted during the life of the 2024 Share Scheme shall continue to be valid and exercisable in accordance with their terms of grant within the Option Period (as defined below in the paragraph headed “Option Period” in this Letter from the Board) and that the provisions of the 2024 Share Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of Options granted prior to the expiration of the 2024 Share Scheme.

Scheme Limit

The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted under the 2024 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, shall not exceed 10% of the total number of Shares in issue as at the Adoption Date (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) (the “Scheme Limit”) unless Shareholders approve a further refreshment of the Scheme Limit or Shareholders’ approval is obtained in compliance with the Listing Rules. As at the Latest Practicable Date, the Company has 574,592,599 issued Shares (including 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Scheme Limit will be 57,459,259 Class A Ordinary Shares.

LETTER FROM THE BOARD

Service Providers Limit

The total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted to Service Providers under the 2024 Share Scheme shall not exceed 1.0% of the total number of Shares in issue as at the Adoption Date (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) (the “Service Providers Limit”) unless Shareholders approve a further refreshment of the Scheme Limit or Shareholders’ approval is obtained in compliance with the Listing Rules. As at the Latest Practicable Date, the Company has 574,592,599 issued Shares (including 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Scheme Limit will be 5,745,925 Class A Ordinary Shares.

For the avoidance of doubt, the Service Providers Limit is within and is subject to the Scheme Limit and that any Class A Ordinary Shares which would have been issued pursuant to the Awards which have lapsed in accordance with the terms of the Scheme Rules will not be regarded as utilized for the purpose of calculating the Scheme Limit or the Service Providers Limit.

The basis of determination of the Service Providers Limit included (i) the potential dilution effect on the Shares arising from grants to the Service Providers, (ii) the importance of striking a balance between achieving the purpose of the 2024 Share Scheme and protecting the Shareholders from the dilution effect from grants to the Service Providers, (iii) the expected contribution to the development of the Group attributable to the Service Providers, and (iv) the extent of use of the Service Provider in the Group’s business. The Group also values long-standing relationships with its Service Providers such as suppliers, business partners, independent contractors, consultants, agents and advisors, who are key to the Group’s success.

In determining the Service Providers Limit, the Company consider that it is important to ensure that the 2024 Share Scheme will be attractive and is able to provide sufficient incentives to Service Providers who are able to contribute to the business development of the Group, all of which being core functions on which the Group relies in its ordinary and usual course of business.

LETTER FROM THE BOARD

Considering that there are no other share schemes other than the 2024 Share Scheme after the termination of the 2015 Equity Incentive Plan, and taking into account (i) the hiring practice, organizational structures and business models of the Group; (ii) the benefit to and needs of the Group to provide long-term equity incentives to maintain the recurring and continuing contributions of the Service Providers in relation to day-to-day operations and core business functions of the Group; (iii) the minimal potential dilution to the shareholding of public Shareholders following the exercise of the options and/or awards to be granted to Service Providers under the Service Providers Limit; and (iv) the fact that the individual limit under Rule 17.03D(1) of the Listing Rules is also 1%, the Company is of the view that the Service Providers Limit is appropriate and reasonable. The Service Providers Limit is subject to separate approval by the Shareholders at the AGM.

Individual Limit

The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of Awards granted and to be granted under the 2024 Share Scheme and other awards schemes of the Company to each Selected Participant (excluding Awards lapsed in accordance with the 2024 Share Scheme) in any 12-month period up to (and including) the date of the latest grant shall not exceed 1.0% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Individual Limit”). As at the Latest Practicable Date, the Company has 574,592,599 issued Shares (including 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Individual Limit will be 5,745,925 Class A Ordinary Shares.

Any further grant of Awards to a Selected Participant which would exceed the Individual Limit shall be subject to separate approval of the Shareholders in general meeting in accordance with the Listing Rules. In respect of any Options to be granted in such circumstances, the date of the meeting of the Board (or the Scheme Administrator) proposing any such further grant shall be taken as the grant date for the purpose of calculating the Exercise Price of such Options.

In addition, each grant of Awards to any Director, chief executive (as defined in the Listing Rules), or substantial shareholder of the Company (or any of their respective associates) shall be subject to the prior approval of the independent non-executive Directors (excluding any independent non-executive Director who is a proposed recipient of the grant of Awards). Each grant of Awards to a Director who is a beneficiary of weighted voting rights under Rule 8A.30(4) of the Listing Rules shall subject to the prior recommendation of the Corporate Governance Committee.

LETTER FROM THE BOARD

0.1% Limit

Where any grant of Awards (but excluding grant of Options) to any director (other than an independent non-executive Director) or chief executive of the Company, or any of their respective associates, would result in the Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all Awards granted (excluding Awards lapsed in accordance with the Scheme Rules) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

Where any grant of Awards to an independent non-executive Director or substantial shareholder of the Company or any of their respective associates would result in the number of Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all Awards granted (excluding Awards lapsed in accordance with the terms of the 2024 Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

The Company believes that the inclusion of independent non-executive Directors as Eligible Persons, if any, under the 2024 Share Scheme will allow the Company to keep its remuneration package competitive, and that any potential grant of the Awards under the 2024 Share Scheme to the independent non-executive Directors will not lead to bias in their decision-making or impair their independence and objectivity due to the following reasons:

(a)	the Company does not anticipate to attach any performance-related elements to potential grants of Awards to independent non-executive Directors in the future, which is consistent with the previous customary practice of the Company in terms of equity-based remuneration to independent non-executive Directors, with the Board mindful of the Recommended Best Practice E.1.9 of Appendix C1 to the Listing Rules which recommends that issuers should generally not grant equity-based remuneration with performance-related elements to independent non-executive directors;

(b)	the independent non-executive Directors will, and should, continue to comply with the independence requirement under Rule 3.13 of the Listing Rules; and

(c)	any options and awards to be granted under all share schemes of the Company to an independent non-executive Director or any of their respective associates would not result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the relevant scheme(s)) to such person in the 12-month period up to and including the date of the grant representing in aggregate over 0.1% of the total number of issued Shares as at the date of grant (excluding any treasury shares).

LETTER FROM THE BOARD

Award Letter and Notification of Grant

The Company shall, in respect of each Award, on the grant date issue a letter to each Selected Participant in such form as the Board (or the Scheme Administrator) may from time to time determine, which may specify the number of Award Shares in respect of which the Award relates, any vesting criteria and conditions, the vesting date(s) for the Award, the date by which the grant must be accepted and such other details as the Board (or the Scheme Administrator) may consider necessary, and requiring the Selected Participant to undertake to be bound by the terms and provisions of the Scheme Rules (an “Award Letter”).

The Board (or the Scheme Administrator) may determine the amount payable (if any) on an application or acceptance of an Award and the period(s) within which any payments or calls must or may be made or loans for such purposes must be repaid. Subject to applicable laws and regulations, the consideration to be paid (if any) for the Class A Ordinary Shares and/or ADSs underlying the Awards, including the method of payment, shall also be determined by the Board (or the Scheme Administrator) as it deems appropriate.

Vesting Period

The Board (or the Scheme Administrator) may from time to time while the 2024 Share Scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the Awards in its sole and absolute discretion. The vesting period in respect of any Award shall not be less than 12 months from the grant date, except that with respect to a Selected Participant who is an Employee Participant, a shorter vesting period may be permitted in circumstances set out below:

(i)	grants as “make whole” Awards to a new Employee Participant upon joining the Group to replace the share awards such Selected Participant forfeited when leaving his/her previous employer;

(ii)	grants to an Employee Participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(iii)	grants of Awards which are subject to the fulfilment of performance-based vesting conditions, in lieu of time-based vesting criteria;

(iv)	grants of Awards the timing of which is set due to administrative and/or compliance reasons unrelated to the performance of the Employee Participant, in which case the vesting date may be adjusted to take account of the time from which the Award would have been granted if not for such administrative and/or compliance reasons;

(v)	grants of Awards with a mixed vesting schedule such that the Awards may vest evenly over a period of 12 months; or

LETTER FROM THE BOARD

(vi)	grants of Awards with a total vesting and holding period of more than 12 months, such as where the Awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

To ensure the practicability in fully attaining the purpose of the 2024 Share Scheme, the Board and the Compensation Committee are of the view that: (i) there are certain instances where a strict 12-month vesting requirement would not work or would not be fair to the holders of the Awards, such as those set out in the paragraph headed “Vesting Period” in this Letter from the Board; (ii) there is a need for the Company to retain flexibility in certain cases to provide a competitive remuneration package to attract and retain individuals to provide services to the Group, to provide for succession planning and the effective transition of employee responsibilities and to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified; (iii) the Company should be allowed discretions to formulate its own talent recruitment and retention strategies in response to changing market conditions and industry competition, and thus should have flexibility to impose vesting conditions such as performance-based vesting conditions instead of time-based vesting criteria depending on individual circumstances; and (iv) such vesting period is in line with the requirements under the Listing Rules and customary market practice.

Accordingly, the Board considers that (i) the arrangements of vesting period prescribed in the paragraph headed “Vesting Period” in this Letter from the Board are appropriate; and (ii) any future grants to any Eligible Persons under the 2024 Share Scheme with such vesting period align with the purpose of the 2024 Share Scheme.

Option Period

Any Option granted may be exercised during a period, which is to be determined and notified by the Board (or the Scheme Administrator) to each Selected Participant in the Award Letter, and shall not expire later than ten years from the grant date of the Option (the “Option Period”). An Option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the grant date.

Exercise Price, Purchase Price and Basis of Determining Exercise Price

The Exercise Price for Options under the 2024 Share Scheme must be at least the higher of (i) the per-share closing price of the ADSs on the NYSE on the grant date, which must be a NYSE trading day; (ii) the average per-share closing price of the ADSs on the NYSE for the five NYSE trading days immediately preceding the grant date; and (iii) the nominal value of a Class A Ordinary Share, subject to the condition that the Company shall not grant any Options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules, and provided that in the event of fractional prices, the Exercise Price per Class A Ordinary Share shall be rounded upwards to the nearest whole cent. Please see the paragraph headed “Waiver in relation to the Exercise Price of Options to be Granted pursuant to the 2024 Share Scheme” in this Letter from the Board for details in relation to the waiver from strict compliance with Rule 17.03E of the Listing Rules.

LETTER FROM THE BOARD

The basis for determining the Exercise Price under the 2024 Share Scheme is also specified precisely in the Scheme Rules thereunder. The Company considers that such basis will serve to preserve the value of the Company, encourage the Eligible Persons to acquire proprietary interests in the Company, and that such limits imposed on the Exercise Price minimizing dilution to existing Shareholders, while providing the Company with sufficient flexibility to determine the Exercise Price that can provide incentive to the grantees to achieve the purpose of the 2024 Share Scheme.

For the avoidance of doubt, purchase price of Awards other than Options is nil. Considering that the Selected Participants have contributed or will contribute to the Group, the Company is of the view that a purchase price for the Awards other than Options at nil consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Therefore, the aforesaid terms regarding the Exercise Price and purchase price align with the purpose of the 2024 Share Scheme.

Performance Targets

The Board (or the Scheme Administrator) may, in respect of each Award and subject to applicable laws and regulations, determine any performance targets or other criteria as condition(s) to the vesting of Awards. Such targets may comprise a mixture of performance criteria from both the corporate and the individual perspectives (such as the financial performance or achievement of milestones by a member of the Group and/or attainment of key performance indicators by the Selected Participant), having regard to the different roles and contributions of the Selected Participants and the purposes of the 2024 Share Scheme. Review and evaluation procedures should be put in place for an impartial assessment of such targets, provided that a determination of the Board (or the Scheme Administrator) as to whether such targets have been achieved or satisfied shall be conclusive and binding on all parties.

Given that each Selected Participant will play different roles and contribute in different ways to the Group, the Board believes that retaining discretion on whether to attach and to attach what performance objectives to Awards can provide the Board with more flexibility in setting the terms and conditions of the Awards on a case-by-case basis, and tailor the terms and conditions of the grant to cater to specific circumstances of each Selected Participant. In addition, it is considered that such flexibility under the 2024 Share Scheme can also facilitate the ultimate goal of the Company in offering meaningful incentives to remunerate and retain quality personnel that are valuable to the development of the Group and for the benefit of the Group and the Shareholders as a whole.

To the extent where performance targets are deemed suitable and appropriate for a particular grant of Award(s) to a Selected Participant (including (i) Employee Participant and (ii) Service Provider), the possible performance measures may include any one or more of the following individual, geographic, project, line of business, corporate-wide or subsidiary, division, operating unit measures; cash flow; earnings; economic or monetary value added; profits; return on assets; return on equity; return on investment; sales; revenues; total shareholder return; client satisfaction metrics; business unit development and, in each case, such other goals as the Board or the Scheme Administrator may determine whether or not listed herein, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity and/or shares outstanding, investments or to assets or net assets.

LETTER FROM THE BOARD

To the extent where grants are offered under the 2024 Share Scheme without any performance objectives attached, the Board and Compensation Committee considered that such incentives remain to be market competitive because, each such grant, on its own, represents a means of direct encouragement and forms part of the remuneration package. In addition, the intrinsic value of the Awards will be linked to the Company’s share price, which in turn depends upon the performance of the Company. The time-based nature of the Awards (for example, a minimum vesting period) will ensure that the long-term interests of the grantee and the Group are aligned. Based on the foregoing, in the event that no performance objectives are attached to grants made under the 2024 Share Scheme, the Company considered that the grantee will nevertheless be motivated to contribute towards the development of the Group and thus such arrangement will be conducive to providing incentive and reward for participation, involvement and promotion in the business of the Group, and therefore aligns with the purpose of the 2024 Share Scheme.

Rights Attached to the Shares and Awards

Award Shares to be allotted and issued, or transferred (in the case of any treasury shares) for the Awards shall be subject to all the provisions of the Articles and are to rank pari passu with the fully paid Class A Ordinary Shares then in issue and accordingly will be entitled to dividends and other distributions paid or made on or after the date on which such Award Shares are registered on the Company's register of members, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date therefor falls before the date on which such Award Shares are registered on the Company's register of members.

For the avoidance of doubt, the Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends, transfer or other rights. The Selected Participants do not have any rights to any cash or non-cash income, dividends or distributions and/or sale proceeds of non-cash and non-scrip distributions from any Class A Ordinary Shares and/or ADSs underlying an unvested Award or an unexercised Option.

Voting Rights of the Trustee of the 2024 Share Scheme

In the event that a trustee is appointed by the Company for purposes of administering and/or holding Class A Ordinary Shares and/or ADSs under a trust for the purpose of the 2024 Share Scheme, such trustee holding unvested Award Shares shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such direction is given.

LETTER FROM THE BOARD

Lapse or Cancellation of Awards, and Clawback Mechanism

Without prejudice to other circumstances where an Award shall lapse pursuant to the terms in an Award Letter as determined by the Board (or the Scheme Administrator) at its discretion, an Award shall lapse automatically (to the extent not already vested in the Selected Participant and, where relevant, exercised) on the earliest of:

(i)	the expiry of the applicable Option Period;

(ii)	the Selected Participant’s death, or other circumstances of Selected Participant ceasing to be an Eligible Person;

(iii)	the date on which the Selected Participant commits a breach of any terms or conditions (if any) attached to the grant of the Award, unless otherwise resolved to the contrary by the Board or the Scheme Administrator;

(iv)	the non-satisfaction of any vesting conditions for the Awards as determined by the Board (or the Scheme Administrator) including the performance targets set out in the paragraph headed “Performance Targets” in this Letter from the Board;

(v)	the date on which there is an actual or purported breach of transferability of the Award as set out in the paragraph headed “Transferability” in this Letter from the Board by the Selected Participant as determined by the Board or the Scheme Administrator; and

(vi)	the date on which the Board (or the Scheme Administrator) makes a determination that the Award shall lapse pursuant to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in this Letter from the Board, provided that a determination of the Board (or the Scheme Administrator) to the effect that the Award shall lapse and not be vested or exercisable on one or more of the grounds as specified above shall be conclusive and binding on the Selected Participant and that in each case above the Board (or the Scheme Administrator) in its absolute discretion may decide that such Award shall not so lapse or determine subject to such conditions or limitations as it may decide; and that any of such decision shall be conclusive and binding on the Selected Participant. Any Awards lapsed in accordance with the terms of the 2023 Share Scheme will not be regarded as utilized for the purpose of calculating the Scheme Limit or the Service Providers Limit.

LETTER FROM THE BOARD

Any Awards granted but not yet vested or exercised may be cancelled by the Board (or a the Scheme Administrator) in the event of any serious misconduct of the Selected Participant or in other specific circumstances as the Board (or the Scheme Administrator) deems appropriate. The Awards so cancelled will be regarded as utilized for the purpose of calculating the relevant Scheme Limit and the Service Providers Limit. Issuance of new Awards to the same Selected Participant whose Awards have been cancelled may only be made with Awards available under the Scheme Limit and in compliance with the Listing Rules.

In the event that:

(i)	the Selected Participant ceases to be an Eligible Person by reason of the termination of his/her/its employment or contractual engagement with any member of the Group for misconduct or without notice or with payment in lieu of notice;

(ii)	the Selected Participant has contravened the relevant laws and regulations of the PRC and/or Hong Kong involving his/her/its integrity or honesty;

(iii)	the Selected Participant has been involved in acceptance or solicitation of bribery, corruption, theft, leakage of any trade or technical secrets, or conducted any related transactions or other unlawful acts or misconduct which, in the reasonable opinion of the Board (or the Scheme Administrator), prejudiced the interest of or caused significant negative impact to the Company;

(iv)	in the reasonable opinion of the Board (or the Scheme Administrator), the Selected Participant has failed to discharge, or failed to discharge properly, his/her/its duties and thereby resulting in serious and adverse consequences to the Company; or

(v)	in the reasonable opinion of the Board (or the Scheme Administrator), the Selected Participant has engaged in any serious misconduct or breach of the terms of the 2024 Share Scheme or any terms or conditions attached to the grant of the Award in any material respect, the Board (or the Scheme Administrator) may make a determination at its sole and absolute discretion that any Awards issued to that Selected Participant but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not; and with respect to any Class A Ordinary Shares and/or ADSs issued and/or transferred to that Selected Participant, the Selected Participant shall be required to transfer back to the Company or its nominee(s): the equivalent number of Class A Ordinary Shares and/or ADSs, an amount in cash equal to the market value of such Class A Ordinary Shares and/or ADSs, or a combination of these two; and/or with respect to any Award Shares held by the trustee for the benefit of that Selected Participant, those Award Shares shall no longer be held on trust for nor inure to benefit of the Selected Participant. The Board (or the Scheme Administrator) shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

LETTER FROM THE BOARD

Notwithstanding anything to the contrary contained in the Scheme Rules, any Awards granted under the Scheme (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time.

Transferability

Any Award granted under the 2024 Share Scheme shall be personal to the Selected Participant to whom it is made and shall not be assignable or transferable, except in circumstances where approval from the Board or the Scheme Administrator has been obtained and the transfer is in compliance with the Listing Rules (or a waiver has been granted by the Stock Exchange for such transfer) and provided that any such transferee agrees to be bound by the 2024 Share Scheme and the Scheme Rules as if the transferee were the Selected Participant.

Any actual or purported breach of the above paragraph shall result in lapse of any outstanding Awards or part thereof granted to such Selected Participant. For this purpose, a determination by the Board (or the Scheme Administrator) to the effect that the Selected Participant has or has not breached the above paragraph shall be final and conclusive.

Alteration

Subject to the Scheme Limit and Rule 17.03(18) of the Listing Rules, the Board (or the Scheme Administrator) may amend any of the provisions of the 2024 Share Scheme or any Awards granted under the 2024 Share Scheme at any time and in any respect, provided that the terms of the 2024 Share Scheme or Awards so amended must still comply with the requirements of Chapter 17 of the Listing Rules (as applicable). Approval of the Shareholders in general meeting is required for any amendment to the terms of the 2024 Share Scheme which are of a material nature or to any provisions of the 2024 Share Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules to the extent that such amendment operates to the advantage of Selected Participants.

Any change to the terms of any Award the grant of which was subject to the approval of a particular authority (such as the Board or any committee thereof, the independent non-executive Directors or the Shareholders in general meeting, as the case may be) shall be subject to approval by that same authority, provided that this requirement does not apply where the relevant alteration takes effect automatically under the terms of the 2024 Share Scheme. Without limiting the foregoing, any change in the terms of the Awards granted to any Selected Participant who is a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the Shareholders in general meeting in the manner required by the Listing Rules if the initial grant of the Awards requires such approval (except where the changes take effect automatically under the terms of the 2024 Share Scheme).

Any change to the authority of the Board or the Scheme Administrator to alter the terms of the 2024 Share Scheme must be approved by Shareholders in general meeting.

LETTER FROM THE BOARD

Termination

The 2024 Share Scheme shall terminate on the earlier of (i) the end of the period of ten years as set out in the paragraph headed “Duration” in this Letter from the Board, except otherwise as may be required in accordance with the provisions of the 2024 Share Scheme; and (ii) such date of early termination as determined by the Board.

Following the termination of the 2024 Share Scheme, no further Awards will be offered or granted under the 2024 Share Scheme, provided that notwithstanding such termination, the 2024 Share Scheme and the Scheme Rules shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any Awards granted and (i) remaining unvested, unexercised and unexpired or (ii) in respect of which Class A Ordinary Shares are not yet issued to the relevant participant, as the case may be, prior to the termination of the 2024 Share Scheme, and that such termination shall not affect the subsisting rights already granted to a Selected Participant.

Effects of Reorganization of Capital Structure of the Company

Where there is any alteration in the capital structure of the Company by way of a sub-division, consolidation or reduction of the share capital of the Company, change in the ratio of ADSs to the Class A Ordinary Shares, a capitalization issue or a rights issue (other than an alteration in the Company’s capital structure as a result of an issue of Class A Ordinary Shares and/or ADSs as consideration in a transaction to which the Company is a party), the Board (or the Scheme Administrator) shall make such corresponding adjustments (if any) as it may deem appropriate to reflect such changes with respect to:

(i)	the number of Class A Ordinary Shares and/or ADSs constituting the Scheme Limit and/or the Service Providers Limit, provided that in the event of any subdivision or consolidation of Class A Ordinary Shares and/or ADSs, the Scheme Limit and the Service Providers Limit as a percentage of the total issued Class A Ordinary Shares and/or ADSs of the Company at the date immediately before the consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

(ii)	the number of Class A Ordinary Shares and/or ADSs underlying each Award (to the extent any Award has not yet been exercised); and/or

(iii)	the Exercise Price of any outstanding Options subject to any outstanding Awards,

or any combination thereof, to satisfy the relevant requirements of the Listing Rules and are, fair and reasonable generally or as regards any particular Selected Participant, provided that (i) any such adjustments should give each Selected Participant the same proportion of the equity capital of the Company (rounded to the nearest whole Class A Ordinary Share or ADS) as that to which that Selected Participant was previously entitled prior to such adjustments; and (ii) no such adjustments shall be made which would result in a Class A Ordinary Share and/or ADSs being issued or transferred at less than its nominal value (if any).

LETTER FROM THE BOARD

Based on the above principles and conditions, the adjustment formula shall be as follows:

New Scheme Limit or Service Providers Limit = Existing Scheme Limit or Service Providers Limit x F

New number of Class A Ordinary Shares and/or ADSs underlying each Award = Existing number of Class A Ordinary Shares and/or ADSs underlying each Award x F

New Exercise Price = Existing Exercise Price x 1/F

In the case of sub-division, consolidation or reduction of the share capital of the Company:–

F = sub-division, consolidation or reduction factor.

In the case of a capitalization issue or a rights issue:–

F = CUM / TEEP

CUM = Closing price of the ADSs on the NYSE on the last day of trading before going ex-entitlement

TEEP (theoretical ex entitlement price) = [CUM + (M x R)] / (1 + M)
M = Entitlement per existing Share
R = Subscription price

In the case of a change in the ratio of ADSs, the adjustment formula shall be as follows:

New number of ADSs underlying a specific Award = Existing number of ADSs underlying a specific Award x β

New Exercise Price per each ADS underlying a specific Award	=	Existing Exercise Price per each ADS underlying a specific Award	x	1
β

β = Ratio change factor of ADS to Class A Ordinary Share

All fractional shares (if any) arising out of any such alterations in respect of the Award Shares of a Selected Participant shall not be transferred to the relevant Selected Participant on the relevant vesting date.

LETTER FROM THE BOARD

Condition of the 2024 Share Scheme

The 2024 Share Scheme shall take effect upon the passing of a resolution by the Shareholders to approve the adoption of the 2024 Share Scheme and to authorise the Board (or the Scheme Administrator) to grant Awards under the 2024 Share Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the 2024 Share Scheme.

Termination of the 2015 Equity Incentive Plan

As at the Latest Practicable Date, (i) the number of underlying Shares pursuant to the outstanding options (including both vested and unvested) granted under the 2015 Equity Incentive Plan amounted to 51,304,005 Class A Ordinary Shares (representing approximately 8.93% of the total issued Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares) as of the Latest Practicable Date), and (ii) the number of underlying Shares pursuant to the outstanding awards granted under the 2015 Equity Incentive Plan amounted to 7,532,250 Class A Ordinary Shares (representing approximately 1.31% of the total issued Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares) as of the Latest Practicable Date).

For the purpose of streamlining and centralising the management of the share schemes of the Company, the Company considers that the 2024 Share Scheme should be adopted in replacement of the 2015 Equity Incentive Plan.

Conditional upon the adoption of the 2024 Share Scheme, the 2015 Equity Incentive Plan will be terminated, upon which the 2024 Share Scheme will become the only effective share scheme of the Company.

The termination of the 2015 Equity Incentive Plan shall not affect the ability of the Board (or its duly authorized committee) to exercise the powers granted to it under such plan with respect to the outstanding awards granted thereunder prior to the date of such termination. No Class A Ordinary Shares and/or ADSs shall be issued or sold under the 2015 Equity Incentive Plan after the termination thereof, except upon exercise of an award granted prior to the termination of the 2015 Equity Incentive Plan.

Waiver in relation to the Exercise Price of Options to be Granted pursuant to the 2024 Share Scheme

Rule 17.03E of the Listing Rules states that the exercise price of options must be at least the higher of: (i) the per-share closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; (ii) the average per-share closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a Class A Ordinary Share.

LETTER FROM THE BOARD

Since the listing of the Company’s ADSs on the NYSE on March 18, 2021, it has been the Company’s practice to issue options exercisable into ADSs (each of which represents one underlying Class A Ordinary Share) under the 2015 Equity Incentive Plan and, upon the 2024 Share Scheme having received the necessary Shareholders’ approval, the Company expects to continue to issue Options exercisable into ADSs under the 2024 Share Scheme. By definition, ADSs are denominated in U.S. dollars, and the Exercise Price for Options with respect to ADSs will necessarily be presented in U.S. dollars.

On the basis that (a) the method for determining the exercise price of the options based on the market price of ADSs substantially replicates the requirement in Rule 17.03E of the Listing Rules; (b) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars; (c) granting options exercisable into Class A Ordinary Shares or ADSs with exercise price determined with reference to closing price of the Company's ADSs on the NYSE which are denominated in U.S. dollars would better reflect the intrinsic value for the underlying securities subject to the grant, given that the trading volume of the securities of the Company is relatively higher on the NYSE (by way of trading of ADSs) as compared to that on the Stock Exchange; (d) the Company will continue to grant Options under the 2024 Share Scheme with Exercise Prices based on the market price of its ADSs which are denominated in U.S. dollars, which is effectively a practice consistent with the current practice of the Company; and (e) any deviation from such current practice of the Company (that is, to grant options that are exercisable into Class A Ordinary Shares or ADSs with exercise price determined with reference to closing price of Class A Ordinary Shares on the Stock Exchange) may lead to confusion of the grantees, the Company has applied for, and the Stock Exchange has granted a waiver from strict compliance with Rule 17.03E of the Listing Rules, such that the Company will able to determine the Exercise Price for grants under the 2024 Share Scheme based on the higher of: (i) the per-share closing price of the Company’s ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (ii) the average per-share closing price of the Company’s ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that the Company shall not grant any share options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules.

General

None of the Directors is a trustee of the 2024 Share Scheme nor has a direct or indirect interest in the trustees of the 2024 Share Scheme (if any).

As at the Latest Practicable Date, the Company had not granted any Awards under the 2024 Share Scheme.

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of, and permission to deal in, the Shares which may fall to be issued in respect of Awards to be granted under the 2024 Share Scheme.

LETTER FROM THE BOARD

As at the Latest Practicable Date, no Shareholder had a material interest in the adoption of the 2024 Share Scheme. As such, no Shareholder is required to abstain from voting on the resolution(s) in relation thereto.

7.	THE ACQUISITION MANDATE AND POTENTIAL TREASURY SECURITIES ACQUISITIONS

INTRODUCTION

Reference is made to the announcements of the Company on May 14, 2024, pursuant to which:

(i)	Tuya HK (a wholly-owned subsidiary of the Company) acquired the Previous Securities primarily with short-term in nature from CICC HK Securities in the open market at an aggregate cash consideration of approximately US$120.9 million, which upon aggregated as a series of transactions constituted a discloseable transaction of the Company; and

(ii)	the Group proposed to conduct the Potential Treasury Securities Acquisitions during the Mandate Period, and accordingly, the Company proposed to seek for an approval of the Acquisition Mandate from the Shareholders in advance such that the Board are authorized and empowered to conduct the Potential Treasury Securities Acquisition in the open market during the Mandate Period.

As at the Latest Practicable Date, the Group (through Tuya HK) acquired Treasury Securities primarily with short-term in nature at an aggregate acquisition amount of approximately US$120.9 million. Save as aforementioned, the Group did not acquire any other Treasury Securities as at the Latest Practicable Date.

Further details regarding the Acquisition Mandate are set forth below.

THE ACQUISITION MANDATE

The Acquisition Mandate to be sought from the Shareholders will be on the following terms:

(a)	Type of Treasury Securities

The Acquisition Mandate to be sought covers any acquisition (and any redemption upon maturity) of Treasury Securities, being U.S. treasury bills and treasury notes which are short-term to medium-term in nature.

(b)	Mandate Period

The Acquisition Mandate is for the Mandate Period, i.e., a period of twelve (12) months from the date on which an ordinary resolution in relation to the Acquisition Mandate and the Potential Treasury Securities Acquisitions having been duly passed by the Shareholders at the AGM.

LETTER FROM THE BOARD

(c)	Maximum Acquisition Amount

The Acquisition Mandate shall authorize and empower the Board to acquire (and in association with the Acquisition Mandate, redeem upon maturity) Treasury Securities within the Maximum Acquisition Amount of US$400,000,000. The Maximum Acquisition Amount was determined with reference to the following key factors:

(i)	the anticipated needs of the Group for treasury management in the forthcoming year, having considered (1) the net cash generated from operating activities during the year ended December 31, 2023 of approximately US$36.4 million; and (2) the total cash, cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments of approximately US$984.3 million held by the Group as at December 31, 2023; and

(ii)	the strategy of the Group in terms of asset allocation and treasury management. The Board believes that the acquisition and holding of Treasury Securities plays a crucial role in the Group’s asset allocation and treasury management, as allocating a portion of the Group’s idle reserve cash in Treasury Securities can serve as a diversification to holding cash and/or deposits in banks, and a measure to balance investment risks and returns and facilitate the Group’s future business operations. In addition, the Company believes that Treasury Securities, as means of preserving value, are akin to cash in terms of substance, liquidity and risk profile, and relatively low-risk investments which are backed by the U.S. Department of the Treasury, and therefore have the potential to resist inflation in the long run and appreciate the value stored and retain long-term value.

The acquisition amount of the Treasury Securities acquired by the Group during each of the three years ended December 31, 2023, and from January 1, 2024 and up to the Latest Practicable Date, were as follows:

	For the year ended December 31				From January 1, 2024 and up to the Latest
	2021	2022	2023		Practicable Date
Acquisition amount of the Treasury Securities during the year/period	Nil	Nil	US$	10.23 million	US$	110.68 million

Having considered the above, the Company proposes to set the Maximum Acquisition Amount at US$400,000,000 for the Mandate Period.

LETTER FROM THE BOARD

(d)	Scope of Authorization

The Board shall be authorized and empowered to determine, decide, execute and/or implement with its full discretion at in all manners in relation to the Potential Treasury Securities Acquisitions, including but not limited to the number of tranches to which the Potential Treasury Securities Acquisitions shall take place, the type of Treasury Securities to be acquired, the timing of the Potential Treasury Securities Acquisitions, and the terms of Potential Treasury Securities Acquisitions (including the purchase price, and coupon rate per annum, etc.).

The principal parameters of the Potential Treasury Securities Acquisitions shall be as follows:

Issuer	:	U.S. Department of the Treasury

Maximum Acquisition Amount	:	Up to US$400,000,000 during the Mandate Period; and for the avoidance of doubt, such Maximum Acquisition Amount excludes any amount of the Treasury Securities acquired by the Group prior to the approval of the Acquisition Mandate by the Shareholders at the AGM

The acquisition amount of the Treasury Securities in each Potential Treasury Securities Acquisition is the purchase price of such Treasury Securities quoted in the open market at the time of each Potential Treasury Securities Acquisition

Expected annualized rate of return (the yield to maturity) at the time of the relevant Acquisition(s)	:

No less than the National Deposit Rates for Savings announced by the FDIC at the time of the relevant Acquisition(s)

For illustrative purpose, the following formula sets forth the relationship between the acquisition amount, the principal amount, the periodic coupon payment and the expected annualized rate of return (the yield to maturity) of the Treasury Securities in each Potential Treasury Securities Acquisition:

A = the acquisition amount of the Treasury Securities F = the principal amount of the Treasury Securities

LETTER FROM THE BOARD

YTM = the expected annualized rate of return (the yield to maturity) of the Treasury Securities

C = the amount of each periodic coupon payment

p = the length of period between the date of each periodic coupon payment and the date of the relevant Potential Treasury Securities Acquisition

n = the total number of periodic coupon payment before maturity of the Treasury Securities after the relevant Potential Treasury Securities Acquisition. For the avoidance of doubt, the maturity date is the date of the last periodic payment

t = the first period for periodic coupon payment of the Treasury Securities after the relevant Potential Treasury Securities Acquisition

Maturity Date	:	Up to 5 years from the date of Acquisition

In the event that any acquisition of Treasury Securities is undertaken outside of the parameters set for the Acquisition Mandate, or the Group sells or disposes of any Treasury Securities, the Company will ensure that each of those transaction(s) complies with the requirements under Chapter 14 of the Listing Rules on an individual or aggregated basis.

(e)	Manner of the Potential Treasury Securities Acquisitions

The Company proposed that, during the Mandate Period, the Group shall be authorized to acquire (and in association with the Acquisition Mandate, redeem upon maturity) Treasury Securities in the open market through reputable licensed banks or securities brokerage firms within the Maximum Acquisition Amount of US$400,000,000.

In the past, the Group has been purchasing Treasury Securities from CICC HK Securities, a licensed corporation, in respect of the Previous Acquisitions, and will consider factors such as market trend, yield rate, risk assessment, liquidity, capital management and professional investments advice with considering making any further acquisition of Treasury Securities. To the best knowledge, information and belief of the Directors and having made all reasonable enquiries, each of CICC HK Securities and its ultimate beneficial owner(s) was an Independent Third Party as at the Latest Practicable Date.

As the Potential Treasury Securities Acquisitions are expected to be purchased from Sellers in the open market, the identity of such Seller(s) cannot be ascertained as at the Latest Practicable Date. In this connection, the Company endeavours to undertake all appropriate measures available to it to ensure that the counterparties and their respective ultimate beneficial owner(s) (if any) to the Potential Treasury Securities Acquisitions shall be Independent Third Parties.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE POTENTIAL TREASURY SECURITIES ACQUISITIONS AND THE ACQUISITION MANDATE

To preserve and achieve stable returns on the principal amount and in order to maximize the utilization of cash generated from business operations and fundraising activities, the Group purchases, amongst others, short-term deposits and Treasury Securities (including the Previous Securities) from time to time as part of its treasury management.

Taking into account the regulatory environment applicable to dual listed issuer in the U.S. and Hong Kong, the expected rate of return and the low level of risks from the Treasury Securities, the Company anticipates that the Group may generate more stable and satisfactory return from the Treasury Securities, compared to those from short-term or long-term time deposits offered by licensed banks or financial institutions.

Having considered the aforementioned factors, the Directors consider that the terms of the Potential Treasury Securities Acquisitions and the Acquisition Mandate are on normal commercial terms which are fair and reasonable, and the Acquisitions are in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE POTENTIAL TREASURY SECURITIES ACQUISITIONS AND THE ACQUISITION MANDATE

Since the Potential Treasury Securities Acquisitions shall have been financed by internal funds and are expected to be accounted for as short-term and long-term investment, the Potential Treasury Securities Acquisitions, upon implementation, are not expected to have any material impact on the assets and liabilities of the Group. Nevertheless, the carrying amount of the Treasury Securities approximates their fair value given that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities, accordingly, the carrying amount of the Treasury Securities may be subject to interest rates fluctuations.

For details of the accounting treatment of the Treasury Securities, please refer to “Notes to Consolidated Financial Statements – 9. Long-term Investment” in the annual report of the Company for the year ended December 31, 2023 published on April 24, 2024.

INFORMATION ON THE GROUP AND THE POSSIBLE COUNTERPARTIES

The Company

The Group is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. The Company has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including platform-as-a-service (PaaS), Software-as-a-service (SaaS), and smart solutions for IoT devices, to business and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

LETTER FROM THE BOARD

Tuya HK

Tuya HK is a wholly-owned subsidiary of the Company, and is principally engaged in investment holding and business development.

CICC HK Securities

CICC HK Securities is a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO. CICC HK Securities is wholly-owned subsidiary of China International Capital Corporation Limited, whose H shares are listed on the Stock Exchange (stock code: 3908) and A shares are listed on the Shanghai Stock Exchange (stock code: 601995).

U.S. Department of Treasury

According to the public information available to the Directors, the U.S. Department of the Treasury is the executive agency responsible for promoting economic prosperity and ensuring the financial security of the United States. It is responsible for a wide range of activities such as advising the president of the United States on economic and financial issues, encouraging sustainable economic growth, and fostering improved governance in financial institutions.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio in respect of the Maximum Acquisition Amount is expected to exceed 25% but is less than 100%, the Potential Treasury Securities Acquisitions, if materialized, may constitute a major transaction of the Company subject to the reporting, announcement and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Potential Treasury Securities Acquisitions will be conducted at the open market and on a continuing basis. It is a common market practice for independent buyers or sellers to trade (buy or sell) Treasury Securities in the open market through licensed banks or securities brokerage firms. In light of the number of tranches, the sizable quantity of Treasury Shares held by the Group and the Group's working capital needs from time to time, the Company considers that it is necessary and appropriate for the proposed Acquisition Mandate to cover any acquisition of Treasury Securities.

Furthermore, the Company considered that the Acquisition Mandate, if approved by the Shareholders, would provide the Board with flexibility in acquiring the Treasury Securities thereby enabling the Group to react promptly to changing market conditions (which are reflected, among others, in the National Deposit Rates for Savings announced by the FDIC from time to time). Where the Treasury Securities were to be acquired in an open market, the transactions would need to be completed in a very short period. The procedure for convening the Company's general meeting as a company with a dual primary listing in the U.S. and Hong Kong requires global coordination among parties, including among others, the principal and Hong Kong share registrars, the Depositary and the HKSCC. Such procedure would require the Company, with the help of its Depositary and the Hong Kong share registrar to gather the mailing details of all the securities holders, prepare and print the notice and proxy forms, and mail physical copies to, and collect vote cards from, securities holders and ADS holders. This will take preparation time of one to two months for the Company and the relevant parties to organize a general meeting, including complying with various timing requirements in the U.S. and Hong Kong which generally requires at least 30 days from the notice of general meeting to the date of general meeting. Hence, it is impracticable, if not impossible, to make any such acquisitions conditional on Shareholders' approval. Under the proposed parameters of the Acquisition Mandate, the acquisitions (and redemption upon maturity) of Treasury Securities shall be conducted through reputable banks or securities brokerage firms, and if the Treasury Securities will be held by the Group up to its maturity date, the Company believed that the Group is not expected to suffer foreseeable loss and the Acquisition Mandate is unlikely to result in any undue risks to the Shareholders. There are also sufficient safeguard in the proposed Acquisition Mandate and information for the Shareholders to make an informed assessment as to the Potential Treasury Securities Acquisitions.

LETTER FROM THE BOARD

Pursuant to the Listing Rules, where a Shareholder is considered to have material interest in the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate), such Shareholder together with his/her/its close associate(s) must abstain from voting on the relevant resolution. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, no Shareholders was considered to have material interest in the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate). Accordingly, it is expected that no Shareholder is required to abstain from voting at the AGM.

8.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 20, 2024. The AGM will commence at 3:00 p.m. (Hong Kong time).

The Notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com). The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 72 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Listing Rules.

9.	DOCUMENTS ON DISPLAY

A copy of the 2024 Share Scheme will be made available for inspection at the AGM and will be published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at ir.tuya.com for not less than 14 days before the date of the AGM, and will be made available for inspection at the at the AGM.

10.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance and Resale Mandate, the proposed Repurchase Mandate, the proposed re-election of the Directors, the proposed re-appointment of the auditor of the Company, the proposed adoption of the 2024 Share Scheme and the Potential Treasury Securities Acquisitions (including the grant of the Acquisition Mandate) are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

11.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

LETTER FROM THE BOARD

12.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board Tuya Inc. WANG Xueji Chairman

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 574,592,599 Shares, out of which 504,387,299 were Class A Ordinary Shares and 70,205,300 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 574,592,599 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 57,459,259 Shares, representing 10% of the total number of Shares in issue as at the date of the AGM (excluding any treasury shares).

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders' rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, without taking into account the voting rights attached to the 14,956,206 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, to the best knowledge and belief of the Directors, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Each of Mr. Wang and Mr. Chen, together with Mr. Zhou, are the controlling shareholders of the Company and beneficially own 93,794,700 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in total, representing approximately 66.79% of the effective voting rights in the Company, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX I EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

The Company confirms that the explanatory statement set out in this Appendix contains the information required under Rule 10.06(1)(b) of the Listing Rules and that neither the explanatory statement nor the proposed share repurchase has unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date (being May 11, 2024) were as follows:

	Price per Share
Month and Year	Highest	Lowest
	HK$	HK$
May 2023	15.20	14.36
June 2023	15.22	14.00
July 2023	14.74	11.70
August 2023	15.00	10.98
September 2023	14.26	11.78
October 2023	12.12	11.24
November 2023	15.46	11.36
December 2023	17.00	14.60
January 2024	17.10	15.36
February 2024	14.90	13.40
March 2024	14.90	13.16
April 2024	14.10	13.38
May 2024 (up to the Latest Practicable Date)	13.40	13.02

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

No repurchase of Class A Ordinary Shares or ADSs has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	Mr. WANG Xueji

Position and experience

Mr. WANG Xueji (王學集), aged 41, is a founder, an executive Director, the chief executive officer and the co-chairman of the Board. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of the Group.

Mr. Wang has over nine years of experience in IoT industry and about 20 years of experience focusing on software technology, including over 13 years of experience in elastic cloud computing technologies. Prior to founding the Company, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd. (杭州阿里科技有限公司), a subsidiary or consolidated affiliated entity of Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, “Alibaba Group”). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba’s Quick Reference Code payment system.

Mr. Wang received a bachelor’s degree in information and technology science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China’s Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China’s Forty Business Elites under 40 in April 2021.

Save as disclosed above, Mr. Wang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Wang and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Wang was deemed to be interested in 75,320,130 Class A Ordinary Shares and 43,379,870 Class B Ordinary Shares of the Company pursuant to Part XV of the SFO, including (i) 68,793,080 Class A Ordinary Shares held by Tenet Group, (ii) 34,806,920 Class B Ordinary Shares held by Tenet Vision, (iii) 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares held by Tuya Group Inc., and (iv) 5,100,000 Class A Ordinary Shares Mr. Wang was entitled to receive pursuant to the share options granted to him subject to the conditions (including vesting conditions) of those options. And Mr. Wang was interested in the registered capital of RMB6,069,000 of Hangzhou Tuya Technology Co., Ltd., an associated corporation of the Company. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Wang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Wang is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Wang that need to be brought to the attention of the Shareholders.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(2)	Mr. HUANG Sidney Xuande

Position and experience

Mr. HUANG Sidney Xuande (黃宣德), aged 58, is an independent non-executive Director. Mr. Huang is responsible for providing independent professional opinion and judgement to the Board.

Mr. Huang has over 19 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondary listed on the Hong Kong Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Hong Kong Stock Exchange, stock code: 1024) since February 2021 and an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020.

Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999.

Mr. Huang is currently a Foundation Fellow at St Anthony’s College of the University of Oxford where he was an Academic Visitor focusing on geoeconomics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor’s degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997. Mr. Huang has the appropriate qualifications under Rule 3.10(2) of the Listing Rules.

Save as disclosed above, Mr. Huang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Mr. Huang and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Huang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Huang was interested in 362,500 Class A Ordinary Shares pursuant to Part XV of the SFO, as (i) he was interested in 55,000 Class A Ordinary Shares represented by ADS; (ii) he has been granted RSUs (which have not been vested) representing a total of 300,000 Class A Ordinary Shares or ADSs in equivalent amount on July 5, 2022, subject to the conditions (including vesting conditions) of those RSUs; and (iii) Mr. Huang is deemed to be interested in the 7,500 Class A Ordinary Shares represented by ADS held by Ms. YANG Xu, being HUANG Sidney Xuande’s wife. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Huang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Huang is entitled to receive an annual director’s fee of US$75,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Huang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Huang that need to be brought to the attention of the Shareholders.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	Mr. KUOK Meng Xiong (alias GUO Mengxiong)

Position and experience

Mr. KUOK Meng Xiong (郭孟雄) (alias GUO Mengxiong), aged 42, is an independent non-executive Director. Mr. Kuok is responsible for providing independent professional opinion and judgement to the Board.

Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to February 2017. Mr. Kuok has been an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) since March 2021.

Mr. Kuok received his bachelor’s degree in science from Cornell University in the United States in January 2007.

Save as disclosed above, Mr. Kuok has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Kuok and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier). He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the articles of association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Kuok does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Kuok was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX II DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Kuok is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Kuok to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Kuok that need to be brought to the attention of the Shareholders.

APPENDIX III FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three financial years ended December 31, 2023 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://ir.tuya.com):

•	prospectus of the Company published on June 22, 2022 (pages I-3 to I-70) and available at https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0622/ 2022062200189.pdf

•	annual report of the Company for the year ended December 31, 2022 published on April 26, 2023 (pages 77 to 145) and available at https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0426/2023042602727.pdf

•	annual report of the Company for the year ended December 31, 2023 published on April 24, 2024 (pages 79 to 149) and available at https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0424/2024042402224.pdf

2.	STATEMENT OF INDEBTEDNESS

On March 31, 2024 (being the latest practicable date prior to the finalization of this circular for the purpose of ascertaining the Group’s statement of indebtedness), the Group’s indebtedness was as follows:

The Group’s indebtedness currently consists of lease liabilities. As of March 31, 2024, the Group’s lease liabilities amounted to US$7.1 million.

Save as disclosed above and saved for intra-group liabilities and normal trade payables in the ordinary course of business, as at the close of business on March 31, 2024, the Group did not have any debt securities issued and outstanding, or authorised or otherwise created but unissued, term loans, other borrowings, indebtedness in the nature of borrowings, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, hire purchase commitments, which are either guaranteed, unguaranteed, secured or unsecured, guarantees or other material contingent liabilities outstanding on March 31, 2024.

3.	WORKING CAPITAL SUFFICIENCY

The Directors are of the opinion that, taking into account the Group’s current cash and cash equivalents, time deposits and Treasury Securities recorded as short-term and long-term investments and the financial resources available to the Group, the Group will have sufficient working capital to satisfy its present requirements for the next 12 months from the date of this circular in the absence of unforeseen circumstances.

APPENDIX III FINANCIAL INFORMATION OF THE GROUP

4.	FINANCIAL AND TRADING PROSPECT OF THE GROUP

We continued to observe a moderately declining yet persisting overall inflation, which is expected to continually influence the discretionary consumer electronics spending. On the supply chain front, we expect downstream inventory levels to be normalizing ongoingly, providing downstream smart device manufacturers, brands, and retail channels with greater flexibility and resilience to adapt their operational and procurement plans as necessary. This, in turn, will revitalize their investment in smart business. Overall, discretionary consumer electronic spending alongside enterprise procurement are expected to prioritize cost-effectiveness, reflecting a balanced approach widely adopted in the current economic climate.

In response to this evolving market environment, the Group will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Group understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate volatility, and broader geopolitical uncertainties.

APPENDIX IV STATUTORY AND GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITION IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each class of Shares(1) (%)
Mr. Wang	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	75,320,130 Class A Ordinary Shares (L)(2)(3)	14.93
	Interest in controlled corporation, founder and beneficiary of a trust	43,379,870 Class B Ordinary Shares (L)(3)	61.79
Mr. Chen	Interest in controlled corporation	1,974,570 Class A Ordinary Shares (L)(4)	0.39

APPENDIX IV STATUTORY AND GENERAL INFORMATION

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each class of Shares(1) (%)
		26,825,430 Class B Ordinary Shares (L)(4)	38.21
Mr. Yang	Beneficial owner	6,500,000 Class A Ordinary Shares (L)(5)	1.29
LIU Yao	Beneficial owner	5,000,000 Class A Ordinary Shares (L)(6)	0.99
HUANG Sidney Xuande(8)	Beneficial owner, Interest of spouse	362,500 Class A Ordinary Shares (L)(7)(8)	0.07
QIU Changheng	Beneficial owner	9,500 Class A Ordinary Shares (L)	0.002

Notes:

(1)	The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of the Latest Practicable Date. The letter “L” stands for long position.

(2)	Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(3)	Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang’s Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

As such, Mr. Wang is deemed to be interested in the 68,793,080 Class A Ordinary Shares held by Tenet Group, 34,806,920 Class B Ordinary Shares held by Tenet Vision, 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares held by Tuya Group Inc.

(4)	Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 1,974,570 Class A Ordinary Shares and 26,825,430 Class B Ordinary Shares held by Unileo.

(5)	Mr. Yang is entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6)	Ms. LIU Yao is entitled to receive up to 5,000,000 Class A Ordinary Shares, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options.

(7)	Mr. HUANG Sidney Xuande is interested in 55,000 Class A Ordinary Shares held by himself and he has been granted RSUs (which have not been vested) representing a total of 300,000 Class A Ordinary Shares or ADS in equivalent amount, subject to the conditions (including vesting conditions) of those RSUs.

(8)	Mr. HUANG Sidney Xuande is deemed to be interested in the 7,500 Class A Ordinary Shares represented by ADS held by Ms. YANG Xu (HUANG Sidney Xuande’s wife).

APPENDIX IV STATUTORY AND GENERAL INFORMATION

Interest in Associated Corporations

Name	Nature of Interest	Associated Corporations	Number and class of Shares held	Approximate percentage of interest in each class of Shares(1) (%)
Mr. Wang	Beneficial owner	Hangzhou Tuya Technology	6,069,000 (L)	60.69
Mr. Chen	Beneficial owner	Hangzhou Tuya Technology	1,310,000 (L)	13.10

Note:	The letter “L” stands for long position.

Save as disclosed above, as of the Latest Practicable Date, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

3.	SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As of the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been disclosed in this report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of Interest	Number and class of Shares	Approximate percentage of interest in each class of Shares(1) (%)
Class A Ordinary Shares
New Enterprise Associates 14, L.P.(2)	Beneficial owner	109,744,738 (L)	21.76
NEA Partners 14 L.P.(2)	Interest in controlled corporation	109,744,738 (L)	21.76

APPENDIX IV STATUTORY AND GENERAL INFORMATION

Name	Capacity/Nature of Interest	Number and class of Shares	Approximate percentage of interest in each class of Shares(1) (%)
NEA 14 GP, LTD(2)	Interest in controlled corporation	109,744,738 (L)	21.76
Tencent Mobility Limited(3)	Beneficial owner	55,924,749 (L)	11.09
Tencent(3)	Interest in controlled corporation	58,299,749 (L)	11.56
Tenet Group(4)	Beneficial owner	68,793,080 (L)	13.64
Tenet Global(4)	Interest in controlled corporation	68,793,080 (L)	13.64
Tenet Smart(4)	Interest in controlled corporation	68,793,080 (L)	13.64
TMF (Cayman) Ltd.(4)	Trustee	68,793,080 (L)	13.64
Tuya Group Inc.(4)	Beneficial owner	1,427,050 (L)	0.28
	Beneficiary of a trust	68,793,080 (L)	13.64
The Bank of New York Mellon Corporation(5)	Interest in controlled corporation	126,198,699 (L)	25.02
		126,186,969 (S)	25.02
Class B Ordinary Shares
Tenet Vision(4)	Beneficial owner	34,806,920 (L)	49.58
Tenet Global(4)	Interest in controlled corporation	34,806,920 (L)	49.58
Tenet Smart(4)	Interest in controlled corporation	34,806,920 (L)	49.58
TMF (Cayman) Ltd.(4)	Trustee	34,806,920 (L)	49.58
Tuya Group Inc.(4)	Beneficial owner	8,572,950 (L)	12.21
	Beneficiary of a trust	34,806,920 (L)	49.58
Unileo(6)	Beneficial owner	26,825,430 (L)	38.21

Notes:

(1)	The calculation is based on the total number of 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares in issue as of the Latest Practicable Date. The letter “L” stands for long position and the letter “S” stands for short position.

(2)	The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 109,744,738 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

APPENDIX IV STATUTORY AND GENERAL INFORMATION

(3)	Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4)	Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang’s Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

Therefore, Tuya Group Inc. (being a beneficiary of Mr. Wang’s Family Trust), Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 68,793,080 Class A Ordinary Shares held by Tenet Group and 34,806,920 Class B Ordinary Shares held by Tenet Vision, respectively. Tuya Group Inc. also holds 1,427,050 Class A Ordinary Shares and 8,572,950 Class B Ordinary Shares.

(5)	The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation is deemed to be interested in the 126,198,699 (L) and 126,186,969 (S) Class A Ordinary Shares held by The Bank of New York Mellon.

(6)	Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 26,825,430 Class B Ordinary Shares held by Unileo.

Save as disclosed above, as of the Latest Practicable Date, no person, other than the Directors and chief executives whose interests are set out in the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations” had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 335 of the SFO.

4.	DIRECTORS’ DISCLOSURE INTEREST

As at the Latest Practicable Date:

(a)	save as disclosed in this circular, none of the Directors was materially interested, directly or indirectly, in any contract or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group;

(b)	none of the Directors had any direct or indirect interest in any assets which have been since December 31, 2023, being the date to which the latest published audited annual financial statements of the Company were made up to, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(c)	none of the Directors or controlling shareholders of the Company or any of their substantial shareholders or respective close associates has engaged in any business that competes or may compete, either directly or indirectly, with the businesses of the Group or has any other conflict of interests with the Group;

APPENDIX IV STATUTORY AND GENERAL INFORMATION

(d)	there was no existing or proposed service contract between any Director and any member of the Group which is not determinable within one year without payment of compensation other than by statutory compensation;

(e)	none of the Directors is a director or employee of any substantial shareholder of the Company; and

(f)	none of the Directors or any of their respective close associates has engaged in any business that competes or may compete, either directly or indirectly, with the businesses of the Group or has any other conflict of interests with the Group.

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed there is no material adverse change in the financial or trading position of the Group since December 31, 2023, being the date to which the latest published audited financial statements of the Company were made up.

6.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any material litigations or claims and no litigations or claims of material importance were pending or threatened by or against any member of the Group.

7.	MATERIAL CONTRACTS

The Group has not entered into any material contracts (not being contracts entered into in the ordinary course of business) within the two years preceding the date of this circular which is or may be material.

8.	GENERAL

(a)	Mr. CHAI Xiaolang and Ms. TANG King Yin are the Company’s joint company secretaries. Ms. Tang is currently a senior manager of corporate services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.

(b)	The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	The principal place of business of the Company in Hong Kong is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

(d)	The headquarter and principal place of business of the Company is Huace Center, Building A, 10/F, Xihu District, Hangzhou City, Zhejiang Province, the PRC.

(e)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

NOTICE OF ANNUAL GENERAL MEETING

Tuya Inc.
塗鴉智能*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(HKEX Stock Code: 2391)
(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Thursday, June 20, 2024
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated May 21, 2024. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 3:00 p.m., Hong Kong time on Thursday, June 20, 2024 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. WANG Xueji as an executive Director;

(ii)	to re-elect Mr. HUANG Sidney Xuande as an independent non-executive Director;

(ii)	to re-elect Mr. KUOK Meng Xiong (alias GUO Mengxiong) as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

*	For identification purpose only

NOTICE OF ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible persons specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024;

NOTICE OF ANNUAL GENERAL MEETING

7.	as an ordinary resolution, THAT:–

(a)	conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) granting the approval for the listing of, and permission to deal in, the Class A ordinary shares of the Company (the “Class A Ordinary Shares”) which may be issued and allotted pursuant to any Awards (as defined in the Circular) that may be granted under the 2024 share scheme of the Company (the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for the purpose of identification) (the “2024 Share Scheme”), the 2024 Share Scheme be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2024 Share Scheme including without limitation:

(i)	to administer the 2024 Share Scheme under which Awards will be granted to eligible persons under the 2024 Share Scheme to subscribe for Shares;

(ii)	to modify and/or amend the 2024 Share Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2024 Share Scheme relating to modification and/or amendment and subject to Chapter 17 of the Listing Rules;

(iii)	to issue and allot from time to time such number of Class A Ordinary Shares as may be required to be issued pursuant to the Awards under the 2024 Share Scheme and subject to the Listing Rules;

(iv)	to make application at the appropriate time or times to the Stock Exchange for the listing of, and permission to deal in any Class A Ordinary Shares which may thereafter from time to time be issued and allotted pursuant to the Awards under the 2024 Share Scheme; and

(v)	to consent, if they deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2024 Share Scheme;

(b)	subject to paragraphs 7(a) herein above, the 2015 Equity Incentive Plan (as defined in the Circular) be and is terminated with immediate effect.

NOTICE OF ANNUAL GENERAL MEETING

8.	as an ordinary resolution, THAT the Scheme Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as he/she may consider necessary, desirable or expedient to effect and implement the Scheme Limit; and

9.	as an ordinary resolution, THAT, conditional upon the passing of ordinary resolution numbered 8, the Service Providers Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted.

10.	as an ordinary resolution, THAT,

(a)	the Potential Treasury Securities Acquisitions and the consummation of transactions contemplated thereunder (including the grant of the Acquisition Mandate (as defined in paragraph (b) below)) as more particularly described in the Circular be hereby approved, ratified and confirmed;

(b)	a specific unconditional mandate be and is hereby given to the Directors during the Mandate Period (as defined in paragraph (d) below) to exercise all the powers of the Company to conduct the Potential Treasury Securities Acquisitions (and in association with this mandate, including any redemption of Treasury Securities upon maturity), provided that the maximum amount of any Treasury Securities to be acquired by the Group pursuant to this mandate shall not exceed US$400,000,000, which excludes any amount of the Treasury Securities acquired by the Group prior to the approval of the Acquisition Mandate by the Shareholders at the AGM (the “Maximum Acquisition Amount”) and the said mandate shall be limited accordingly (the “Acquisition Mandate”);

(c)	any director of the Company be and is hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as he/she may consider necessary, desirable or expedient to give effect to the Potential Treasury Securities Acquisitions and all transactions contemplated thereunder and all other matters incidental thereto or in connection therewith;

(d)	for the purposes of this resolution:

“Mandate Period” means the period from the passing of this resolution until the earliest of:

(i)	the expiration of the twelve (12) months period; and

(ii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 21, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on May 21, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 21, 2024, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Monday, May 20, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares and Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on Monday, June 17, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board Tuya Inc. WANG Xueji Chairman

Headquarters and Principal Place of Business in the PRC: Huace Center, Building A, 10/F Xihu District, Hangzhou City Zhejiang Province, 310012 China	Registered Office: PO Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands

May 21, 2024

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.